SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 2

Under The Securities Exchange Act of 1934

ANALEX CORPORATION

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

032653107

(CUSIP Number of Class of Securities)

Sterling E. Phillips, Jr.

c/o Analex Corporation

5904 Richmond Highway, Suite 300

Alexandria, VA 22303

(703) 329-9400

Copy To:

Jane K. P. Tam

2099 Pennsylvania Avenue, N.W.

Suite 100

Washington, D.C. 20006

(202) 457-7114

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

1.	Name of Reporting Person I.R.S. Identification No. of above person J. Richard Knop
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 742,000 8. Shared Voting Power 0(1) 9. Sole Dispositive Power 742,000 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 742,000(1)
12.	Check Box if the Aggregate Amount In Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount In Row (11) 4.8%(2)
14.	Type of Reporting Person IN

(1)	Reporting person is a member of a group of stockholders (the “Voting Stockholders”) party to a Stockholders Agreement, dated as of May 28, 2004, and as a result may be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders’ group. As of April 13, 2005, the Voting Group as a whole beneficially owns an aggregate of 32,959,538 shares of Common Stock.
(2)	The Voting Group as a whole beneficially owns an aggregate of 75.9%.

1.	Name of Reporting Person I.R.S. Identification No. of above person C.W. Gilluly
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	Sec Use Only
4.	Source of Funds PF
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 701,412(1) 8. Shared Voting Power 0(2) 9. Sole Dispositive Power 701,412 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 701,412 (1)(2)
12.	Check Box if the Aggregate Amount In Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount In Row (11) 4.6%(3)
14.	Type of Reporting Person IN

(1)	Includes 1,667 shares issuable upon the exercise of options held by Mr. Gilluly.
(2)	Reporting person is a member of a group of stockholders (the “Voting Stockholders”) party to a Stockholders Agreement, dated as of May 28, 2004, and as a result may be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders’ group. As of April 13, 2005, the Voting Group as a whole beneficially owns an aggregate of 32,959,538 shares of Common Stock.
(3)	The Voting Group as a whole beneficially owns an aggregate of 75.9%.

1.	Name of Reporting Person, I.R.S. Identification No. of above person Peter Belford, Sr.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds SC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,038,733 8. Shared Voting Power 0(1) 9. Sole Dispositive Power 1,038,733 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,038,733 (1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 6.7%(2)
14.	Type of Reporting Person IN

(1)	Reporting person is a member of a group of stockholders (the “Voting Stockholders”) party to a Stockholders Agreement, dated as of May 28, 2004, and as a result may be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders’ group. As of April 13, 2005, the Voting Group as a whole beneficially owns an aggregate of 32,959,538 shares of Common Stock.
(2)	The Voting Group as a whole beneficially owns an aggregate of 75.9%.

1.	Name of Reporting Person, I.R.S. Identification No. of above person Arthur A. Hutchins
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds SC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 916,230(1) 8. Shared Voting Power 0(2) 9. Sole Dispositive Power 916,230(1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 916,230 (1) (2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%(3)
14.	Type of Reporting Person IN

(1)	Shares acquired pursuant to a Stock Purchase Agreement dated May 6, 2004 by and among Analex Corporation, Beta Analytics, Inc. and other parties named in the agreement.
(2)	Reporting person is a member of a group of stockholders (the “Voting Stockholders”) party to a Stockholders Agreement, dated as of May 28, 2004, and as a result may be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders’ group. As of April 13, 2005, the Voting Group as a whole beneficially owns an aggregate of 32,959,538 shares of Common Stock.
(3)	The Voting Group as a whole beneficially owns an aggregate of 75.9%.

1.	Name of Reporting Person I.R.S. Identification No. of above person Joseph H. Saul
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds SC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 916,230(1) 8. Shared Voting Power 0 (2) 9. Sole Dispositive Power 916,230(1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 916,230 (1) (2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%(3)
14.	Type of Reporting Person IN

(1)	Shares acquired pursuant to a Stock Purchase Agreement dated May 6, 2004 by and among Analex Corporation, Beta Analytics, Inc. and other parties named in the agreement.
(2)	Reporting person is a member of a group of stockholders (the “Voting Stockholders”) party to a Stockholders Agreement, dated as of May 28, 2004, and as a result may be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders’ group. As of April 13, 2005, the Voting Group as a whole beneficially owns an aggregate of 32,959,538 shares of Common Stock.
(3)	The Voting Group as a whole beneficially owns an aggregate of 75.9%.

1.	Name of Reporting Person I.R.S. Identification No. of above person DRG Irrevocable Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) Or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 700,000 (1) 8. Shared Voting Power 0 (2) 9. Sole Dispositive Power 700,000 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 700,000 (1) (2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 4.5%(3)
14.	Type of Reporting Person OO

(1)	Mr. Chand N. Gupta is the trustee of DRG Irrevocable Trust, and may therefore be deemed to beneficially own the shares held of record by the DRG Irrevocable Trust.
(2)	Reporting person is a member of a group of stockholders (the “Voting Stockholders”) party to a Stockholders Agreement, dated as of May 28, 2004, and as a result may be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders’ group. As of April 13, 2005, the Voting Group as a whole beneficially owns an aggregate of 32,959,538 shares of Common Stock.
(3)	The Voting Group as a whole beneficially owns an aggregate of 75.9%.

Reference is made to the Statement on Schedule 13D filed on June 8, 2004 (the “Schedule 13D”) on behalf of each of the Reporting Persons and Amendment No. 1 to Schedule 13D filed on October 12, 2004 (“Amendment No. 1”). This Amendment No. 2 to the Schedule 13D is filed on behalf of each of the Reporting Persons. All capitalized terms used herein without definition shall have the meanings set forth in this Schedule 13D.

Item 4. Purpose of Transaction

Other than the matters set forth herein, no Reporting Person has any plans or proposals which relate to, or would result in the occurrence of, any of the transactions or events set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Series B Purchase Agreement

On May 28, 2004, pursuant to a Purchase Agreement (the “Series B Purchase Agreement”) by and among the Company, General Electric Pension Trust (“GEPT”), New York Life Capital Partners II, L.P. (“NYL”), Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (collectively, the “Pequot Funds” together with GEPT and NYL, the “Investors”), the Company sold to the Investors Senior Subordinated Notes and associated warrants to purchase Common Stock for an aggregate purchase price of $12 million.

Subject to certain approval rights by the holders of Series A convertible preferred stock, $0.02 par value per share, of the Company (the “Series A Preferred Stock”) and the Series B Preferred Stock, when issued, the Series B Purchase Agreement also provides that the Company has an option to require the Investors to purchase up to an additional $25 million of Senior Subordinated Notes or Series B Preferred Stock, with additional Common Stock Warrants (the “Company Option”), at any one or more times on or prior to May 27, 2005 for the purpose of paying the cost of acquisition of the stock or assets of one or more other companies in each case with an acquisition value (not including transaction expenses) of at least $10 million (“Company Acquisition”).

On April 1, 2005, the Company sold to the Investors pursuant to the Series B Purchase Agreement at $3.50 per share additional Series B Preferred Stock and associated Common Stock Warrants in an amount equal to our share of Common Stock for every five shares of Common Stock issuable upon conversion of the Series B Preferred Stock. On April 1, 2005, the Company sold to the Investors an additional 7,142,856 shares of Series B Preferred Stock and Common Stock Warrants to purchase an additional 1,785,713 shares of Common Stock at $4.29 per share. Since the per share price ate which the Series B Preferred Stock will convert into Common Stock is $2.80, the additional shares of Series B Preferred Stock issued in April 1, 2005 are convertible into 8,928,570 shares of Common Stock at the election of the Investors.

Amended and Restated Stockholders’ Voting Agreement

On May 28, 2004, the Investors, J. Richard Knop, C.W. Gilluly, Peter Belford, Sr., Arthur A. Hutchins, Joseph H. Saul, and DRG Irrevocable Trust (collectively, the “Voting Stockholders”) entered into an Amended and Restated Stockholders’ Voting Agreement (the “Stockholders’ Agreement”), pursuant to which the Voting Stockholders agreed to vote, or cause to be voted, all securities owned by such Voting Stockholders, or over which such Voting Stockholders have voting control, so as to fix the number of directors of the Company at nine, and to nominate and elect the following directors:

•	the Chief Executive Officer of the Company, currently Mr. Phillips, or if there is no chief executive officer, the Company’s President;

•	two directors designated by the holders of a majority of the stock held by the Pequot Funds;

•	five directors, independent for the purposes of Section 803 of the American Stock Exchange rules, to be selected for the Company’s Nominating Committee, which is comprised solely of independent directors; and

•	one non-employee director designated by the chief executive officer of the Company (or if there is no chief executive officer, the President of the Issuer) and acceptable to the Investors, who shall initially be Peter C. Belford.

In certain circumstances, including the Company’s failure to redeem the Series B Preferred Stock as required or failure to pay amounts due under the Senior Subordinated Notes, the Investors may designate additional directors so that the directors appointed by Investors will comprise a majority of the Board.

Item 5. Interest in Securities of the Issuer

(a)-(b).

The Voting Group as a whole beneficially owns an aggregate of 32,959,538 shares of Common Stock, or 75.9% of the outstanding Common Stock.

The following table sets forth, with respect to each Reporting Person and Pequot Capital Management, Inc. (“Pequot Capital”), (i) the aggregate number of shares of Common Stock beneficially owned by such person, (ii) the percentage of Common Stock beneficially owned by such person, (iii) the number of shares of Common Stock as to which such person has sole power to vote or direct the vote, (iv) the number of shares Common Stock as to which such person has the sole power to dispose or direct the disposition, (v) the number of shares of Common Stock as to which such person has the shared power to vote or direct the vote, and (vi) the number of shares of Common Stock as to which such person has the shared power to dispose or direct the disposition. Percentages are based upon 15,506,419 shares of Common Stock outstanding as of April 13, 2005.

Stockholder	Aggregate Number of Shares (1)		Percentage of Class (2)	Number of Shares as to Which Person has Sole Power to Vote		Number of Shares as to Which Person has Sole Power to Dispose		Number of Shares as to Which Person has Shared Voting Power	Number of Shares as to Which Person has Shared Power to Dispose
J. Richard Knop	742,000		4.8%	742,000		742,000		—	—
C.W. Gilluly	701,412	(3)	4.6%	701,412	(3)	701,412	(3)	—	—
Peter Belford, Sr.	1,038,733		6.7%	1,038,733		1,038,733		—	—
Arthur A. Hutchins	916,230		5.9%	916,230		916,230		—	—
Joseph H. Saul	916,230		5.9%	916,230		916,230		—	—
DRG Irrevocable Trust(4)	700,000		4.5%	700,000		700,000		—	—
General Electric Pension Trust	6,428,567	(5)	29.3%	6,428,567	(5)	6,428,567	(5)	—	—
New York Life Capital Partners II, L.P.	4,714,285	(6)	23.3%	4,714,285	(6)	4,714,285	(6)	—	—
Pequot Capital Management, Inc.(7)	16,802,081	(8)	52.0%	16,802,081	(8)	16,802,081	(8)	—	—

(1)	May be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders’ group, or 32,959,538 shares.
(2)	May be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders’ group, or 75.9%.
(3)	Includes 1,667 shares issuable upon the exercise of options held by Mr. Gilluly.
(4)	Mr. Chand N. Gupta is the trustee, and may therefore be deemed to beneficially own the shares held of record by DRG Irrevocable Trust.
(5)	Consists of (i) 5,357,140 shares of Common Stock issuable upon conversion of 4,285,713 shares of Series B Preferred Stock at the assumed conversion price of $2.80 per share; and (ii) 1,071,427 shares issuable upon exercise of Common Stock Warrants.
(6)	Consists of (i) 3,928,571 shares of Common Stock issuable upon conversion of the 3,142,857 shares of Series B Preferred Stock at the assumed conversion price of $2.80 per share; and (ii) 785,714 shares issuable upon exercise of Common Stock Warrants.
(7)	Pequot Capital is an investment adviser registered under the Investment Advisers Act of 1940, and acts as investment adviser to certain managed accounts over which it exercises discretionary authority. Pequot Capital is the investment adviser/manager of, and exercises sole investment discretion over, Pequot Private Equity Fund III, L.P., a Delaware limited partnership and Pequot Offshore Private Equity Partners, III, L.P. a Cayman Islands limited partnership. Such funds are the record owners of the securities listed in note 8 below.

(8)	Consists of (i) 6,726,457 shares issuable upon conversion of the Series A Preferred Stock, (ii) 3,321,707 shares issuable upon conversion of the Convertible Notes, (iii) 2,009,632 shares issuable upon exercise of the Warrants, (iv) 3,928,571 shares of Common Stock issuable upon conversion of the 3,142,857 shares of Series B Preferred Stock at the assumed conversion price of $2.80 per share; and (v) 785,714 shares issuable upon exercise of Common Stock Warrants held of record by Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. Pequot Capital Management, Inc., the investment manager/advisor of Pequot, exercises sole voting and investment power for all shares held of record by Pequot. Both Gerald A. Poch, a Senior Managing Director and Martin A. Hale, Managing Director are Principals of Pequot Capital Management, Inc., respectively (both of whom are General Partners of Pequot), who serve as Directors of the Company, may be deemed to beneficially own the securities held of record by Pequot. Mr. Poch and Mr. Hale disclaim beneficial ownership of these shares except to the extent of their pecuniary interests therein. The sole director and controlling shareholder of Pequot Capital Management, Inc. is Arthur J. Samberg. Also includes 30,000 shares which may be acquired upon the exercise of options issued to Messrs. Poch and Hale. Between December 21, 2004 and January 19, 2005, the Compensation Committee approved the acceleration of the vesting of options for a total of 6,668 shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

Date: April 28, 2005

By:	/s/ J. Richard Knop
J. Richard Knop

By:	/s/ C. W. Gilluly
C. W. Gilluly

By:	/s/ Peter Belford, Sr.
Peter Belford, Sr.

By:	/s/ Arthur A. Hutchins
Arthur A. Hutchins

By:	/s/ Joseph H. Saul
Joseph H. Saul

DRG Irrevocable Trust

By:	/s/ Chand N. Gupta
Chand N. Gupta, Trustee